Filed by John Bean Technologies Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Companies: John Bean Technologies Corporation (Commission File No.: 001-34036) Marel hf. Investor Presentation June 2024 1 2

Forward-Looking and Non-GAAP Statements These slides and the accompanying presentation (collectively, the “presentation”) contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel, our strategic plans, our restructuring plans and expected cost savings from those plans, and our liquidity. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the offer for Marel Shares (the “Offer”); the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that our stockholders may not approve the issuance of new shares of common stock in the offer; the risk that Marel and/or JBT may not be able to satisfy the conditions to the proposed offer in a timely manner or at all; the risk that the proposed offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost- cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in our financial results; unanticipated delays or acceleration in our sales cycles; deterioration of economic conditions; including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight, and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; difficulty in implementing our pure play food and beverage strategy, including our ability to execute on strategic investments, merger or acquisition opportunities; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers' financial condition and their demand for our goods and services; availability of and access to financial and other resources; the risk factors discussed in the Registration Statement on Form S-4, including the preliminary proxy statement/prospectus contained therein, filed by JBT in connection with the Offer; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise. JBT provides non-GAAP financial measures in order to increase transparency in our operating results and trends. These non-GAAP measures eliminate certain costs or benefits from, or change the calculation of, a measure as calculated under U.S. GAAP. By eliminating these items, JBT provides a more meaningful comparison of our ongoing operating results, consistent with how management evaluates performance. Management uses these non-GAAP measures in financial and operational evaluation, planning and forecasting. These calculations may differ from similarly-titled measures used by other companies. The non-GAAP financial measures disclosed are not intended to be used as a substitute for, nor should they be considered in isolation of, financial measures prepared in accordance with U.S. GAAP. 2 2

Important Additional Information Important Notices This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this presentation is not an offer of securities for sale in the United States, Iceland, the Netherlands, or Denmark. Note to U.S. Shareholders It is important that U.S. shareholders understand that the Offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The Offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Exchange Act and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act. Important Additional Information No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the proposed Offer, JBT has filedwith the SEC a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed offer. Additionally, JBT has filed with the Financial Supervisory Authority of the Central Bank of Iceland (the “FSA”) for approval a draft prospectus in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 for the shares to be issued in connection with the proposed offer and for the listing and admission to trading on Nasdaq Iceland of JBT securities (the “prospectus”). JBT has also filed a draft offer document with the FSA. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE FORM S-4, INCLUDING THE PROXY STATEMENT/ PROSPECTUS CONTAINED THEREIN, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders may obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. Following approval by the FSA, you may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at www.jbtc.com as well as a free copy of the offer document, which will also be sent in hard copy to all registered shareholders of Marel. Participants in the Solicitation JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of JBT’s common stock in respect of the offer to Marel shareholders. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed Offer when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. 3 2

Why Invest in JBT? Pure-play global food and beverage technology company with broad participation across attractive and resilient markets Compelling secular trends along with market leading technologies and application knowledge support growth Large and growing installed base supports resilient aftermarket, which is enhanced by OmniBlu digital tools Strong operating platform with margin enhancement driven by continuous improvement and supply chain initiatives Growth company with demonstrated track record of deploying capital and quickly de-levering Strong balance sheet and free cash flow generation support strategy Complementary combination with Marel expected to generate meaningful value 4 2

Introduction to JBT 5 2

JBT at a Glance: Leading Global Technology Solutions Provider to High-Value Segments of the Food & Beverage Industry

1884	3,000+	25+	~$3.1B	~5,100	JBT (NYSE)
Year Founded	Customers Globally [(1)]	Countries [(1)]	Market Cap [(2)]	Employees [(1)]	Listed Since 2008
~$1.7B	**50%**	**$276M**	**16.6%**	**$172M**	**0.6x**
TTM Revenue	TTM Recurring Revenue Mix	TTM Adjusted EBITDA [(3)]	TTM Adj. EBITDA Margin	TTM Free Cash Flow [(3)]	Q1 2024 Net Leverage [(4)]

Why Customers Choose JBT

- Broad **application knowledge and food domain expertise**
- **Food safety** experts
- **Innovative solutions that solve problems** – labor automation, yield, throughput, sustainability, uptime
- **Global service and support** with ability to scale and grow with customers and maintain uptime
- **Versatile offerings and connected, digital solutions with OmniBlu** - "we are with you right down the line"

Note: trailing twelve months (TTM) represents JBT as reported financial figures for the four quarters ended March 31, 2024. Figures may have immaterial difference due to rounding.
(1) Statistics as of March 31, 2024.
(2) Market cap as of May 30, 2024.
(3) Non-GAAP figure. Please see appendix for reconciliations.
(4) Net leverage ratio is net debt / TTM adjusted EBITDA.

6 | ELEVATE 2.0

7 2

Broad Participation in Diverse Food & Beverage Markets is a Strong Differentiator JBT 2023 Equipment Orders by End Market 15% 24% 13% 12% Beverages, Poultry Fruit & Meat & Juices, Dairy & Vegetables Seafood Alternatives 9% 9% 11% 3% 4% Warehouse Pharmaceuticals Ready Meals, Other Pet Food, Plant & Nutraceuticals Automation Convenience & Categories Based & Meat Specialty Foods Alternatives 8 2

Resiliency of Investment by Food & Beverage Producers Supports JBT

Indexed Capex Comparison (1)


XLI Companies
Global Food & Beverage Producers
2.00
1.50
1.00
0.50
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023E
2024E
Capex was essentially flat for ~40 food & beverage producers during great recession vs. significant declines for XLI companies
Flatter investment by food & beverage producers in 2016 - 2018
Quick capex recovery for food & beverage producers after pandemic recession
Flatter growth expected in 2024 given larger capacity expansions in prior years
2007 – 2023 food & beverage producer capex CAGR of ~4.8% vs. XLI of ~2.3%

Benefits of Stable Demand for Food & Beverage Products

- Continued growth in food and beverage consumption creates a less cyclical environment
- During economic recessions, capex for food & beverage producers was not as severely impacted when compared to major industrial companies in the XLI
- JBT benefits as food & beverage producers continue to invest in equipment solutions to serve the end consumer

Source: Capital IQ.
(1) XLI represents the companies in the Industrial Select Sector SPDR Fund. Global food and beverage producers represents approximately top 40 global producers.

JBT 9 | ELEVATE 2.0

Demonstrated Resiliency Through the Cycle with Recurring Revenue Model Leveraging Large Global Installed Base JBT Recurring Revenue ($ millions) Recurring Revenue Driven by Sales and Service Network $846 $751 ▪ ~600 field service technicians globally support equipment and leases $662 Parts & Consumables $611 ▪ Cross-training for increased regional 60% $587 support and utilization $518 $486 ▪ Increased selling of aftermarket support contracts with equipment sales – developing Refurbishments more parts kits vs. single-part sales 14% Service ▪ Generating new opportunities through 14% Leases increased focus on outbound aftermarket 12% sales 2017 2018 2019 2020 2021 2022 2023 ▪ Over 50,000 global install base of machinery Recurring (1) 38.1% 44.1% 49.5% 47.2% 47.2% 50.8% 41.5% Revenue % Note: Figures may have immaterial differences due to rounding. 10 (1) 2018 revenue was positively impacted by the adoption of ASC 606 revenue recognition policy, impacting total revenue by approximately $114 million. 2

We Have Been Advancing Our Elevate 2.0 Strategy



Organic Growth

- ✓ Dedication to application knowledge, service responsiveness, cross-selling, and new product offerings
- ✓ Customer care organization provides aftermarket support/service, which is enhanced by digital offering
- ✓ For full year 2024, forecasting 4 – 6% year-over-year organic revenue growth [1]

Digital Transformation

- ✓ Customers want to invest in tools and digital resources that provide actionable information to improve efficiency and operations
- ✓ OmniBlu™ rolled out on 6 product line categories
- ✓ Continued customer acceptance of the differentiated digital product

Margin Enhancement

- ✓ JBT Business Operating system provides daily management, continuous improvement, and Lean tools for operational excellence
- ✓ Greatest opportunity to improve margins is through supply chain initiatives
- ✓ Increased adj. EBITDA margin by 210 bps in 2023 and forecasting ~85 bps expansion in 2024 (at midpoint of guidance [1])

Mergers & Acquisitions

- ✓ Proceeds from sale of AeroTech along with strong free cash flow generation provides balance sheet strength to execute M&A
- ✓ Fragmented industry creates opportunities to expand into near adjacencies with strong technology while maintaining financial discipline

(1) Full year 2024 forecast figure based on JBT's published guidance as of Q1 2024 earnings release. See 8-K filing from May 1, 2024, for additional details.

11 | ELEVATE 2.0

Driving Organic Growth at JBT Growing above Providing solutions Serving customers Need for automation, durable market in diverse markets through holistic digital, and demand with durable demand partnership model sustainable solutions Enabled by broad More consistent consumption Increased cross-selling Deep engineering and participation in attractive of food and beverage creates capabilities, aftermarket application knowledge provide markets, recurring aftermarket a less cyclical market penetration, and geographic innovation and solution capabilities, and secular environment expansion capabilities in these focus trends areas 12 2

Continued Operational Enhancement Opportunities JBT Business System & Relentless Supply Chain & Strategic Sourcing Continuous Improvement (Lean) Initiatives Supply Base Strategy Consolidation Deployment Make vs Buy 200+ bps Decisions Kaizen & Lean Tools Medium-Term Opportunity Value Engineering & Component Root Problem Solving and Daily Standardization Management Process Best Cost Country LEARN Sourcing Continuous PRACTICE Improvement DO Learning System Goal is to create a Sustainable Competitive Advantage via Efficient Safety, Quality, Delivery, and Cost 13 2

OmniBlu’s Holistic Approach and JBT’s Application Expertise Provide Differentiated Results Machine Performance Customer Proactively monitor real-time performance along with application Benefits expertise to improve efficiency/output, anticipate failures & predict maintenance Improved Profitability Frictionless Parts & Service Increased Easily execute on-schedule or event- Uptime driven parts/service ordering via e- Maintenance Manager commerce interface Comprehensive, one-stop view to Ease of Doing understand and plan events Business 14 2

Disciplined Capital Allocation Strategy Supports Growth

JBT Capital Deployment Priorities

Return generating capital expenditures

Complementary M&A

Target leverage of 2.0 – 3.0x

Return capital to shareholders

JBT Net Leverage Ratio (1)



3.0x
2.8x
0.5x
0.6x
0.6x
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024

DISCIPLINED ACQUISITION METRICS

- M&A criteria: double-digit cash ROIC by year three for "bolt-on" & years four/five for larger deals
- Dynamic economic environment drives risk-adjusted return approach

AMPLE LIQUIDITY

- Approximately $650M of debt at low-cost, fixed rates
- In connection with Marel combination, expect to maintain flexible capital structure and appropriate level of liquidity

Note: Figures may have immaterial differences due to rounding.
(1) Net leverage ratio is net debt / TTM adjusted EBITDA.

15 | ELEVATE 2.0

Proven Ability to Execute and Integrate M&A

JBT M&A Framework for Strategic and Financial Criterium / Returns

Key M&A Focus Areas:

Primary, further processing, end of line packaging, and complementary software, services, and consumables

Targets With:

Strong intellectual property in key technologies that can be globalized and added to the broader JBT portfolio

ROIC Target:

Double-digit by year three for bolt-ons and year four/five for larger deals

Integrated 20 acquisitions with ~$1.3 billion capital deployed since 2014

- 2014: Formcook, IC Solutions, Wolf-tec, Polar
- 2015: AB Process Systems, SF&DS
- 2016: C.A.T., Novus X-Ray, Tipper Tie
- 2017: Avure Technologies, PLF
- 2018: FTNON, Schröder
- 2019: Prime Equipment Group, Proseal
- 2020: Mars
- 2021: AutoCoding Systems, Prevenio, Urtasun
- 2022: alco food-machines, Bevcorp

JBT 16 | ELEVATE 2.0

JBT’s Responsibility and Sustainability Framework RESPONSIBLE OPERATIONS PEOPLE AND COMMUNITIES CUSTOMER SOLUTIONS ▪ Water, steam, energy and utility ▪ Manufacturing and office operations ▪ Safety for all, first and foremost optimization ▪ Consumables reduction/reuse ▪ Employee satisfaction, development, and ▪ Optimal food safety and quality retention ▪ Waste reduction/recycling ▪ Food waste reduction ▪ Diversity, equity, inclusion, and belonging ▪ Reduced water/energy consumption ▪ Packaging waste reduction ▪ Employee Network Communities ▪ Alternative/renewable energy sourcing ▪ Extended equipment life ▪ Continuing education programs ▪ Sustainable supply chain initiatives ▪ Development/advancement in ▪ Multilevel local community support ▪ Relentless continuous improvement sustainable foods Governance 17 2

ESG Framework Benefits JBT and Our Customers

Customer Solutions

JBT **empowers** customers to **optimize** energy and water consumption, **prioritize** food safety and quality, **reduce** waste, **extend** equipment life, and **develop** sustainable foods.



71%
29%
2022
Revenue from Products and Services with Beneficial Environmental Impact
Revenue Outside of Environmental Impact Areas

Environmentally Beneficial Products by Benefit [(1)]



1%
2%
13%
14%
7%
63%
Water Optimization
Emerging Food & Nutrition
Packaging Waste Reduction
Equipment Refurbishment & Retrofits
Emission Reduction
Food Waste Reduction

Responsible Operations

JBT takes every opportunity to **reduce our carbon footprint**, **optimize our resources**, and **give new life** to what otherwise would go to waste.

World Climate Foundation

Partnered with the World Climate Foundation, allowing JBT to enhance our sustainability goals and drive positive change.

Support the Goals

Joined the Support the Goals Initiative in order to reaffirm our commitment to contribute to the global effort to achieve the UN Sustainable Development Goals and create a more sustainable world.

People and Communities

JBT strives to **engage our employees** to foster a **diverse, equitable, and inclusive** culture, creating an environment where people feel they belong and are **inspired to succeed.**

Lost Workday Incident Rate



0.23%
0.19%
2021
2022

21,000 potential incidents proactively identified and resolved

Board Diversity [(2)]



50.0%
62.5%
2021
2022

Increasing Diversity Among Our Leadership



2021
2022
%Female Leaders (Global)
25%
27%
4%
10%
18%
23%
ELT & Direct Reports
General Managers
Business Unit Leadership



%Minority Leader (U.S.)
29%
29%
21%
25%
26%
29%
ELT & Direct Reports
General Managers
Business Unit Leadership

Please visit our JBT ESG website to download the entire 2022 ESG report.

(1) To align with our Elevate 2.0 strategy, we have removed revenue from AeroTech solutions. We have also added solutions to our metrics, which reflect an expanded definition of our "Food Waste Reduction" category (to include products such as retorts, hydros, and aseptic UHTs that extend product shelf life through sterilization) and a new category for "Emerging Food & Nutrition" that relates to equipment used in the alternative protein and dairy space.
(2) Represents Gender, Racial, and Ethnic Diversity.

18 | ELEVATE 2.0

Business Combination with Marel 19 2

Highly Complementary Merger Would Create a Leading Global Food and Beverage Technology Solutions Company Expected value-creating opportunities Combining two complementary companies to create a compelling Solutions 1 platform to accelerate growth by offering broader solutions, holistic application knowledge, and leveraging of R&D capabilities Increased customer focus through enhanced network of global sales and Service 2 service technicians to improve customer care reach and service levels Complementary leading digital tools provide insights to improve customers’ Digital 3 operations and efficiency, leading to reduced downtime events Tremendous combined talent representing the best in the industry with depth of Talent 4 knowledge on technology, markets, and applications Greater collective impact on sustainability with innovative customer solutions Sustainability 5 rooted in reducing waste, energy efficiency, and improved food traceability Enhanced operational scale to create efficiencies and generate meaningful cost Scale 6 synergies together with anticipated revenue synergies from cross-selling, enhanced service, and an overall improved value proposition 20 2

Transaction Overview

Transaction Consideration	▪ On April 4, JBT executed a definitive agreement with Marel related to JBT's previously announced intention to make a voluntary takeover offer for all issued and outstanding shares of Marel ▪ Offer of €1.26 per share in cash and 0.0265x shares of JBT stock per share of Marel, implying total equity value of approximately €2.7B [1]; inclusive of Marel's net debt (approximately €0.7B as of December 31, 2023), represents an enterprise value of approximately €3.5B ▪ Shareholders to have the ability to elect to receive cash, stock, or a combination of stock and cash ▪ Election to be subject to proration, such that Marel shareholders will receive an aggregate of approximately €950M in cash and ~38% interest in the combined company, and an anticipated final mix of ~65% equity / 35% cash
Work Streams	▪ Pending approval by the FSA of the offer document and prospectus, JBT expects to promptly launch the voluntary takeover offer ▪ Combined company will have secondary listing on Nasdaq Iceland, subject to Icelandic regulatory approvals, in addition to NYSE listing ▪ Timing of the transaction close remains primarily dependent on the regulatory clearance process, including those required under antitrust and competition laws; JBT continues to plan for a transaction close by the end of 2024 ▪ Closing is subject to at least 90% of Marel's outstanding shares being tendered into the offer, approval by a majority vote of JBT stockholders, applicable regulatory clearances, and satisfaction or waiver of other closing conditions

Note: Figures may have immaterial differences due to rounding.
(1) Implied equity value for Marel is based on the JBT reference share price of $96.25 as well as a spot exchange rate of approximately 1.08 USD / EUR as of May 30, 2024.

21 | ELEVATE 2.0

Recent Transaction Process Updates ▪ On May 8, the waiting period required under the U.S. Hart-Scott-Rodino Act expired Regulatory Work Streams ▪ Other required regulatory filings and reviews required under competition law are in process ▪ On May 15, JBT filed a Registration Statement on Form S-4, which contains a preliminary proxy Form statement/prospectus, with the SEC S-4 ▪ Expect to go effective with Amended S-4 by late-June ▪ Initial comments from the FSA related to offer document and prospectus were received on May 17 FSA ▪ JBT responded to FSA comments on May 24 and is currently awaiting feedback from the FSA within customary 10 Review business day period Upon receipt of final approval of the offer document and prospectus from the FSA and completion of the required 4-day retail marketing period in Iceland, JBT will be able to launch the voluntary takeover offer 22 2

Target Timeline for Transaction Next Steps

May **June** **July** **August** **September** **October** **November** **December – Q1 2025**

2024 … *2025*

Regulatory

Ongoing:
Preparation and submission of required filings

Regulatory review

Year-end 2024:
Target regulatory approval

S-4

May:
Filed preliminary S-4

Late-June:
Target for S-4 to go effective

JBT Stockholder Vote

August
Target JBT special stockholder meeting / stockholder vote

Voluntary Takeover Offer (VTO)

Forthcoming:
Target offer launch and special transaction call, pending FSA approval of offer document & prospectus

Acceptance period

Year-end 2024:
Target offer closing

Nasdaq Iceland Listing

Post-VTO Launch:
Target commencement of formal application

Review of Nasdaq Iceland application

Year-end 2024:
Target secondary listing approval

Targeting to close transaction by year-end 2024, subject to approval by a majority vote of JBT stockholders, regulatory approvals, at least 90% of the outstanding Marel shares being tendered by Marel shareholders, and satisfaction or waiver of other closing conditions

JBT
23 | ELEVATE 2.0

Commitment to Marel’s Heritage and Legacy Honoring Marel’s Mission to Work in Partnership With Customers to Transform the Way Food is Processed Leading Technology Combined company to be Customer Focus People and Culture named ✓ History of innovation and R&D ✓ Focus on effortless customer ✓ Uphold Marel’s values of JBT Marel Corporation commitment journey to drive customer Unity, Innovation, and engagement Excellence ✓ Leading technology and brands ✓ Deep application expertise ✓ Leveraging talent across the Committed to a significant across food processing combined organization to ✓ Technology enhanced by equipment, software, and build a best-in-class company Icelandic presence expert application knowledge service and support ✓ Developing high performing ✓ Close partnership with teams by focusing on customers to address their diversity, inclusion, and product needs development opportunities 24 2

Combination of Two Complementary Food & Beverage Processing Companies Should Provide Enhanced Scale & Profitable Growth $ millions Full Year 2023 Revenue $1,664 $1,876 (1) (2) Adjusted EBITDA $273 $237 Adjusted EBITDA Margin 16.4% 12.6% Revenue by 9% 10% Geography 25% Americas 40% EMEA 50% 66% APAC Revenue by Mix 51% 46% Recurring 54% Non-recurring 49% Note: Table statistics are based on full year 2023 as reported figures for each respective company. Marel values prepared under IFRS and translated to U.S. dollar figures based on an average exchange rate of approximately 1.09 USD / EUR for the year ended December 31, 2023. Figures may have immaterial differences due to rounding. (1) JBT figure is a non-GAAP figure. Please see appendix for reconciliation. 25 (2) Marel figure is a non-IFRS figure. Please see appendix for reconciliation. 2

Combined Company to Benefit from Secular Trends In Food & Beverage Processing Protein Labor Digitally Enabled Environmental Evolving Consumer Consumption Automation Efficiency Sustainability Preferences Drivers of growth: Consumer needs: Adoption drivers: Customer needs: Stakeholder focus: ▪ Rising incomes in ▪ Abundance of dietary / ▪ Rising labor costs ▪ Food traceability and ▪ Energy efficiency developing markets and nutrition preferences food safety ▪ Focus on yield, ▪ Water conservation desire to consume ▪ On-the-go packaging throughput, and ▪ Predictive ▪ Food waste reduction nutritious foods with high quality maintenance ▪ Flavor, ingredient, and protein content ▪ Plastic reduction packaging innovation▪ Labor optimization▪ Output monitoring ▪ Durable trends in ▪ Food security ▪ Reduced prep time▪ Input cost volatility▪ Compliance & quality developed markets (e.g., consumption of ▪ Purpose & sustainability▪ Ease of doing de-boned products) business 26 2

Complementary Product Capabilities Across Value Chain

Illustrative Poultry Processing Chain

Marel solutions | JBT solutions

Primary Handling	Secondary Processing	Further Processing	End of Line
▪ Live Bird Handling ▪ Defeathering/Skinning ▪ Evisceration ▪ Air/Water Chilling ▪ Quality Control	▪ Cut Up ▪ Deboning ▪ Portioning ▪ Injection/Marination ▪ Inspection	▪ Preparation ▪ Forming ▪ Batter/Bread ▪ Cooking ▪ Freezing	▪ Tray/Case Packaging ▪ Weighing/Grading ▪ Clipping ▪ Vehicle Automation ▪ Labeling/Verification



Service capabilities and digital software solutions

JBT

27 | ELEVATE 2.0

Expect to Deliver Compelling Synergies Identified & Expected Annual Run-Rate Additional Potential Revenue Synergies Cost Synergies Cross-selling capabilities through diversified and scaled product offering OPEX >$125M 45% within 3 years COGS 55% post close Go-to market effectiveness OPEX Enhanced customer service ▪ Scale combined company’s R&D and selling efforts across larger organization ▪ Address overlap, including IT systems, public company costs, Leveraging combined R&D for innovation third party contracts, and certain back-office resources ▪ Utilize operational tool kits and best practices to drive margin expansion Enhanced digital offering, automation COGS capabilities, and sustainable products ▪ Consolidate and optimize purchasing, standardize components through value add/value engineering processes, and expand exposure to best cost country sourcing ▪ Leverage manufacturing capacity across broader footprint 28 2

Expect to Generate Meaningful Value & Maintain Financial Flexibility (2) Pro Forma Net Leverage Ratio Ability to Quickly De-lever Through Strong Free Cash Flow Generation <3.5x ▪ Combined company expected to generate meaningful free (1) Well below 3.0x cash flow with >100% free cash flow conversion Target Leverage Range: 2 – 3x ▪ Expect to utilize free cash flow to de-lever, reinvest in the business, and maintain a dividend Expected PF 2024E Expected PF 2025E Excludes any Includes expected cost synergies synergies in 2025 Strong Financial Profile Meets JBT’s Previously Stated M&A Criteria Anticipate achieving double-digit ROIC within 4 – 5 Expect cash earnings per share (EPS) accretion years post transaction close within first full year post transaction close (1) Combined company free cash flow conversion is defined as pro forma net income / pro forma free cash flow. 29 ( (2) Pro forma net leverage ratio is estimated pro forma net debt / estimated pro forma TTM adjusted EBITDA. 2

Highly Complementary Merger Would Create a Leading Global Food and Beverage Technology Solutions Company Expected value-creating opportunities Combining two complementary companies to create a compelling Solutions 1 platform to accelerate growth by offering broader solutions, holistic application knowledge, and leveraging of R&D capabilities Increased customer focus through enhanced network of global sales and Service 2 service technicians to improve customer care reach and service levels Complementary leading digital tools provide insights to improve customers’ Digital 3 operations and efficiency, leading to reduced downtime events Tremendous combined talent representing the best in the industry with depth of Talent 4 knowledge on technology, markets, and applications Greater collective impact on sustainability with innovative customer solutions Sustainability 5 rooted in reducing waste, energy efficiency, and improved food traceability Enhanced operational scale to create efficiencies and generate meaningful cost Scale 6 synergies together with anticipated revenue synergies from cross-selling, enhanced service, and an overall improved value proposition 30 2

Appendix Reconciliations 31 2

Reconciliation of JBT Income from Continuing Operations to Adjusted EBITDA

(In millions)	TTM as of 3/31/24	Full Year 2023	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Income from continuing operations	$ 135.1	$ 129.3	$ 22.8	$ 52.7	$ 31.2	$ 28.4	$ 17.1
Income tax provision	27.0	23.5	8.1	5.7	4.5	8.7	4.6
Interest expense, net	1.6	10.9	(2.8)	(3.6)	0.9	7.1	6.5
Depreciation and amortization	90.7	91.3	22.1	22.0	23.1	23.5	22.7
EBITDA from continuing operations	254.4	255.1	50.2	76.8	59.7	67.7	50.9
Restructuring related costs[1]	11.7	11.4	1.1	1.7	6.4	2.5	0.8
Pension expense, other than service cost	1.5	0.7	1.0	0.1	0.2	0.2	0.2
M&A related costs[2]	8.7	6.0	5.2	2.4	-	1.1	2.5
LIFO expense	-	-	-	-	-	-	-
Adjusted EBITDA from continuing operations	$ 276.3	$ 273.2	$ 57.5	$ 81.0	$ 66.3	$ 71.5	$ 54.4
Total revenue	$ 1,668.2	$ 1,664.4	$ 392.3	$ 444.6	$ 403.6	$ 427.7	$ 388.5
Adjusted EBITDA %	*16.6%*	*16.4%*	*14.7%*	*18.2%*	*16.4%*	*16.7%*	*14.0%*

(1) Includes restructuring expense as well as any charges reported in cost of products for restructuring related inventory write-offs.

(2) M&A related costs include integration costs, amortization of inventory step-up from business combinations, earn out adjustments to fair value, advisory and transaction costs for both potential and completed M&A transactions and strategy.

JBT

32 | ELEVATE 2.0

Reconciliation of JBT Cash Provided by Operating Activities to Free Cash Flow Q1 2024 (In millions) YTD TTM Cash provided by operating activities $ 10.4 $ 73.2 Less: Capital expenditures 10.5 49.3 Plus: Proceeds from disposal of assets 0.5 2.5 Plus: Pension contributions 0.3 12.1 Plus: income taxes on gain from sale of AeroTech - 133.2 Free cash flow $ 0.7 $ 171.7 Income from continuing operations $ 22.7 $ 134.9 Free cash flow % 3% 127% 33 2

Reconciliation of Marel EBIT to Adjusted EBITDA (in EUR) Note: Marel figures are shown in Euro. 34 2